SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 1

Under the Securities Exchange Act of 1934

Internet Commerce Corporation
(Name of Issuer)

Class A Common Stock, par value $.01
(Title of Class of Securities)

46059F109
(CUSIP Number)

Jeffrey W. LeRose
c/o Kilpatrick Stockton LLP
3737 Glenwood Avenue – Suite 400
Raleigh, North Carolina 27612
(919) 420-1700
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

with a copy to:

James F. Verdonik, Esq.
Kilpatrick Stockton LLP
3737 Glenwood Avenue – Suite 400
Raleigh, North Carolina 27612
(919) 420-1700

September 24, 2001
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

CUSIP No. 46059F109		Page 2 of 12
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey W. LeRose
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |__| (b) |__|
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (see Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) /_/
6.	CITIZENSHIP OR PLACE OR ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	1,779,675
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	1,779,675
	10. SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,779,675 See Item 5(a)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES /X/ See Item 5(a)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.42%
14.	TYPE OF REPORTING PERSON IN

Schedule 13D

Item 1.          Security and Issuer.

This statement on Schedule 13D (this "Schedule 13D") relates to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of Internet Commerce Corporation, a Delaware corporation (the "Company"). The principal executive office of the Company is located at 805 Third Avenue, New York, New York 10022.

Item 2.          Identity and Background.

(a)          This Schedule 13D is being filed on behalf of Jeffrey W. LeRose (the "Reporting Person").

(b)          The business address of the Reporting Person is c/o Kilpatrick Stockton LLP, 3737 Glenwood Avenue – Suite 400, Raleigh, North Carolina 27612.

(c)          On September 24, 2001, the Reporting Person resigned from his former positions as the President of Research Triangle Commerce, Inc., a wholly owned subsidiary of the Company ("RTCI"), and as a director of the Company.

(d)          The Reporting Person has not, during the five years prior to the date of this Schedule 13D, been convicted in a criminal proceeding.

(e)          The Reporting Person has not, during the five years prior to the date of this Schedule 13D, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)          The Reporting Person is a United States citizen.

Item 3.          Source and Amount of Funds or Other Consideration.

On June 14, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") among the Company, ICC Acquisition Corporation, Inc., a wholly owned subsidiary of the Company, RTCI, the Reporting Person and Blue Water Venture Fund II, L.L.C.

On November 6, 2000, the transactions contemplated by the Merger Agreement were consummated and ICC Acquisition Corporation, Inc. merged with and into RTCI (the "Merger"), with RTCI surviving the Merger as a wholly owned subsidiary of the Company. The Reporting Person received 1,754,675 shares of Common Stock and approximately $1,527,000 in cash pursuant to the Merger Agreement in exchange for all of his ownership interest in RTCI.

Additionally, on May 30, 2001, the Company granted the Reporting Person options to purchase an aggregate of 75,000 shares of Common Stock (collectively, the "Options") as follows:  (i) options to purchase 25,000 shares of Common Stock, which vested and became exercisable upon grant; and (ii) options to purchase an aggregate of 50,000 additional shares of Common Stock, which were scheduled to vest and become exercisable on May 30, 2002 and May 30, 2003, all of which options terminated upon the Reporting Person’s resignation from the Company.

Item 4.          Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock for investment purposes in consideration for the Reporting Person’s ownership interest in RTCI at the time of the Merger.

(a)          Except as set forth in subparagraphs (i) through (iii) below of this paragraph (a), the Reporting Person does not have any plans or proposals that relate to, or would result in, the acquisition by any person of additional securities of the Company or the disposition of securities of the Company.

(i)          The securities of the Company held by the Reporting Person constitute a significant portion of the Reporting Person’s total personal net worth. One of the Reporting Person’s investment goals is diversification, which would require some sales of the securities of the Company by the Reporting Person. Accordingly, the Reporting Person may, from time to time, make decisions to sell securities of the Company based upon then-prevailing market conditions. The securities of the Company held by the Reporting Person have been registered for resale as described in Item No. 6 below, and the Reporting Person is eligible to sell securities of the Company under Rule 144 or to make block sales of securities of the Company.

(ii)          Under the terms of the Merger Agreement and a letter agreement dated May 31, 2001 by and between the Company and the Reporting Person (the "Letter Agreement"), the first 23,684 shares of restricted Common Stock that are forfeited by the holder of such shares pursuant to the terms of the Company’s Restricted Stock Plan will be transferred to the Company; any additional shares of restricted Common Stock that are so forfeited will be transferred to the Reporting Person. Under the Letter Agreement, if by February 1, 2002, a total of 23,684 shares of Common Stock have not been so forfeited by their holders and transferred to the Company, the Reporting Person is required to transfer a number of his own shares of Common Stock to the Company so that the aggregate number of shares transferred to the Company equals 23,684.

As of July 2001, of the original 172,907 shares of Common Stock issued under the Company’s Restricted Stock Plan, 129,617 shares had fully vested, 10,900 shares had been forfeited by the holders thereof and transferred to the Company, and 32,390 shares remained subject to vesting and/or transfer to the Company and/or the Reporting Person.

(iii)          As stated in Item No. 3 above, the Reporting Person has currently exercisable options to purchase 25,000 shares of Common Stock.

(b)          The Reporting Person does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.

(c)          The Reporting Person does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries. Although the Reporting Person did previously offer to repurchase the assets of RTCI from the Company, that offer has been withdrawn.

(d)          The Reporting Person is a holder of a large percentage of the securities of the Company. On September 24, 2001, the Reporting Person resigned his former positions as the President of RTCI and as a director of the Company. Reason for the Reporting Person’s resignation included his disagreements with the Company regarding diversification of its Board of Directors to include independent members who are not officers, employees or consultants of the Company, and his disagreements with other policies of the Company’s management. The Reporting Person believes that changes in the composition of the Company’s Board of Directors and management would benefit the shareholders of the Company. However, the Reporting Person intends to continue to evaluate the composition of the Company’s Board of Directors and the Company’s management and to vote his shares accordingly.

(e)         The Reporting Person does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company.

(f)          The Reporting Person does not have any plans or proposals that relate to or would result in any other material change in the Company’s business or corporate structure.

(g)          The Reporting Person does not have any plans or proposals that relate to or would result in changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person.

(h)          The Reporting Person does not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)          The Reporting Person does not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j)          The Reporting Person does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5.          Interest in Securities of the Issuer.

(a)          The Reporting Person beneficially owns 1,779,675 shares of Common Stock, which, based on the Company’s  most recent quarterly report,  represents approximately 18.42% of the issued and outstanding shares of Common Stock, consisting of (i) 1,754,675 shares of Common Stock, and (ii) the Options to purchase an additional 25,000 shares of common stock. These figures do not include the following: (x) 10,476 shares of Common Stock held by the Reporting Person’s wife, or (y) 3,144 shares of Common Stock held in irrevocable trusts for the benefit of various relatives of the Reporting Person of which the Reporting Person’s wife is the trustee. The Reporting Person disclaims any beneficial interest in items (x) and (y) of the foregoing sentence.

(b)          The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all 1,754,675 shares of Common Stock reported in Item 5(a) of this Schedule 13D. This figure does not include the Options to purchase an additional 25,000 shares of Common Stock, which the Reporting Person has the sole discretion to exercise.

(c)          The Reporting Person has not had any transactions in the Common Stock that were effected during the past sixty days.

(d)          No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e)          Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

At the time of the Merger, the Reporting Person, Blue Water Venture Fund II, L.L.C. and the Company entered into a Registration Rights Agreement with respect to the shares of Common Stock held by the Reporting Person and Blue Water Venture Fund II, L.L.C. that were issued pursuant to the Merger Agreement.

Under the terms of the Registration Rights Agreement, the Company filed a Registration Statement on Form S-3 (the "Registration Statement") covering the resale of all of the shares of Common Stock covered by the Registration Rights Agreement (the "Registrable Securities") by the Reporting Person and other selling stockholders. The Company is required to use its commercially reasonable best efforts to maintain the effectiveness of the Registration Statement continuously for the period ending on the earlier of (A) November 6, 2001 (subject to extension in certain instances), or (B) the date on which all of the shares of Common Stock covered by the Registration

Statement have been sold and the distribution contemplated by the Registration Statement has been completed. In addition, holders of at least 20% of the Registrable Securities are entitled to two demand registration rights at the expense of the Company. All holders of Registrable Securities have unlimited piggyback rights. All registrations of Registrable Securities pursuant to the Registration Rights Agreement are subject to standard cutbacks, and holdbacks and may be suspended based on the occurrence of a material development condition.

In connection with the Merger, the Reporting Person entered into an agreement with Marion Bass Securities Corporation ("Marion Bass") to include in the Reporting Person’s Demand Registration (as defined in the Registration Rights Agreement) certain shares of the Company held by Marion Bass in exchange for the waiver and termination of registration rights held by Marion Bass with respect to the RTCI securities held by Marion Bass prior to the Merger.

Under the terms of the Merger Agreement and a letter agreement dated May 31, 2001 by and between the Company and the Reporting Person (the "Letter Agreement"), the first 23,684 shares of restricted Common Stock that are forfeited by the holder of such shares pursuant to the terms of the Company’s Restricted Stock Plan will be transferred to the Company; any additional shares of restricted Common Stock that are so forfeited will be transferred to the Reporting Person. Under the Letter Agreement, if by February 1, 2002, a total of 23,684 shares of Common Stock have not been so forfeited by their holders and transferred to the Company, the Reporting Person is required to transfer a number of his own shares of Common Stock to the Company so that the aggregate number of shares transferred to the Company equals 23,684.

As of July 2001, of the original 172,907 shares of Common Stock issued under the Company’s Restricted Stock Plan, 129,617 shares had fully vested, 10,900 shares had been forfeited by the holders thereof and transferred to the Company, and 32,390 shares remained subject to vesting and/or transfer to the Company and/or the Reporting Person.

Except as disclosed in this Schedule 13D, the Reporting Person does not have any other contracts, arrangements, understandings or other relationships with respect to the securities of the Company.

Item 7.          Material to be Filed as Exhibits.
Exhibit A:

Merger Agreement, incorporated by reference to the exhibit set forth in Item 7(c) of the Company’s Periodic Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on June 15, 2000.

Exhibit B:	RTCI’s Restricted Stock Plan, incorporated by reference to Exhibit 4.13 to the Company’s Registration Statement on Form S-8 filed with the Commission on November 6, 2000.

Exhibit C:

Registration Rights Agreement, incorporated by reference to Exhibit B set forth in Item 7 of the Schedule 13D filed by the Reporting Person with the Commission on November 16, 2000 to which this Amendment No. 1 relates.

Exhibit D:	Marion Bass Letter, incorporated by reference to Exhibit C set forth in Item 7 of the Schedule 13D filed by the Reporting Person with the Commission on November 16, 2001 to which this Amendment No. 1 relates.
Exhibit E:	Resignation Letter, incorporated by reference to Exhibit 99.1 to the Company’s Periodic Report on Form 8-K filed with the Commission on September 26, 2001.
Exhibit F:	Letter Agreement, dated May 31, 2001 between the Company and the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 11, 2001

/s/ Jeffrey W. LeRose Jeffrey W. LeRose

Exhibit Index

Exhibit	Description	Page
A	Merger Agreement	Incorporated by reference
B	RTCI’s Restricted Stock Plan	Incorporated by reference
C	Registration Right Agreement	Incorporated by reference
D	Marion Bass Letter	Incorporated by reference
E	Resignation	Incorporated by reference
F	Letter Agreement	11-12
G	Amended and Restated Stock Option Plan	Incorporated by reference

EXHIBIT F

[Internet Commerce Corporation Letterhead]

May 31, 2001

Jeffrey W. LeRose
109 Lochview Drive
Cary, NC 27511

This letter sets forth your revised agreement to reimburse Internet Commerce Corporation ("ICC") for $300,000 (the "Reimbursement Agreement") of fees to J.C. Bradford & Co., LLC for certain services rendered to Research Triangle Commerce Inc. ("RTCI") in connection with the Merger Agreement dated June 14, 2000 by and among you, ICC Acquisition Corporation, Inc., RTCI, ICC and another shareholder of RTCI (the "Merger Agreement"). By executing this letter, you agree that:

(i)          the Letter attached hereto as Exhibit A is terminated as of the date hereof;

(ii)          you will pay the Reimbursement Amount entirely in shares of Class A Common Stock of ICC (the "Reissued Shares") by promptly duly and effectively transferring to ICC shares of Common Stock that have been or would otherwise be reissued to you pursuant to Section 2.12(b) of the Merger Agreement up to 23,684 shares;

(iii)          the Reissued Shares shall be valued at the Market Price of ICC Common Stock (as that term is defined in the Merger Agreement) for the purpose of determining the aggregate number of Reissued Shares payable to ICC hereunder; and

(iv)          in the event that on February 1, 2002 the Market Price of ICC Common Stock multiplied by the total number of Reissued Shares transferred by you to ICC hereunder is less than (the "Deficit") the Reimbursement Amount, you will promptly transfer to ICC additional shares of Common Stock, valued at the Market Price of ICC Common Stock, equal to the Deficit.

Please acknowledge your agreement to the foregoing by executing this letter in the space provided below and returning a copy of this letter to ICC.

Sincerely yours, /s/ G. Michael Cassidy____________ G. Michael Cassidy President and Chief Executive Officer Internet Commerce Corporation

Agreed: /s/ Jeffrey W. LeRose ___________
             Jeffrey W. LeRose

Exhibit A

Jeffrey W. LeRose
109 Lochview Drive
Cary, NC 27511

Internet Commerce Corporation
805 Third Avenue
New York, NY 10022

Gentlemen:

Reference is made to that certain letter agreement dated April 25, 2000 between J.C. Bradford & Co., LLC (or its successor) (collectively, "Bradford") and Research Triangle Commerce, Inc. (the "Company") pursuant to which the Company agreed to pay certain fees to Bradford for rendering certain services to the Company. In order to induce you to execute and deliver that certain Merger Agreement dated June 14, 2000 (the "Merger Agreement") by and among you, ICC Acquisition Corporation, Inc., the Company, the undersigned and another shareholder of the Company, I hereby agree that I will reimburse you or the Company for such payment, if any, in excess of $300,000 up to a total payment by the undersigned of $300,000, and in no event will I be responsible for reimbursing the Company for any amount in excess of $300,000. You agree that I may make such payment in ICC Shares issued to me pursuant to the Merger Agreement, such ICC Shares to be valued at the Market Price of ICC Common Stock (as that term is defined in the Merger Agreement). Such payment shall be made promptly, and in any event within three (3) business days, after you or the Company makes any such payment to Bradford by delivering to you a certificate representing ICC Shares duly endorsed, or accompanied by a duly executed stock power, assigning and transferring such ICC Shares to you.

Please acknowledge your agreement to the foregoing by executing in the space provided below and returning to the undersigned a copy of this letter.

Very truly yours, Jeffrey W. LeRose

AGREED:

Internet Commerce Corporation

By:_______________________
      Dr. Geoffrey S. Carroll
      President and CEO